UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bowstring Advisors, LLC (formerly known as CHILDS Advisory Partners LLC)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Lenox Road, Suite 1200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Childs — 404-751-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James W. Childs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bowstring Advisors, LLC (formerly known as CHILDS Advisory Partners LLC), as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSEY CUSACK
MY COMMISSION EXPIRES
AUG 26 2018
FULTON CO., GEORGIA
NOTARY PUBLIC

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bowstring Advisors, LLC

(formerly known as CHILDS Advisory Partners, LLC)

Financial Statements
For the Year Ended March 31, 2018
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bowstring Advisors, LLC, f.k.a CHILDS Advisory Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowstring Advisors, LLC, f.k.a CHILDS Advisory Partners, LLC (the "Company") as of March 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2008.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

May 29, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

Assets

Cash	$2,700,845
Accounts receivable, net of allowance of $12,097	638,668
Due from related party	10,629
Prepaid expenses and other assets	442,544
Property and equipment, net of accumulated depreciation of $770,464	898,654
Total Assets	$4,691,340

Liabilities and Members' Equity

Liabilities	
Accounts payable	$ 258,472
Accrued expenses	699,232
Deferred rent	190,772
Total Liabilities	1,148,476
Members' Equity	3,542,864
Total Liabilities and Members' Equity	$4,691,340

See accompanying notes.

BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018

Revenues

Investment banking	$	22,812,512
Other revenue		422,619
Total revenues		23,235,131

Expenses

Commissions, compensation and benefits	15,201,408
Occupancy and equipment	693,661
Professional services	606,350
IT, data and communications	460,658
Advertising and promotion	200,048
Licenses and registration	82,314
Other operating expenses	1,969,992
Total expenses	19,214,431

Net Income	$	4,020,700

See accompanying notes.

BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

	Total
Balance, April 1, 2017	$ 4,467,809
Net income	4,020,700
Contributions by members	298,751
Distributions to members	(5,244,396)
Balance, March 31, 2018	$ 3,542,864

BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	4,020,700
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization		98,850
Change in allowance for doubtful accounts		12,097
Change in accounts receivable		12,201
Change in due from related party		82,810
Change in prepaid expenses and other assets		(257,173)
Change in accounts payable		133,997
Change in accrued expenses		377,166
Change in deferred rent		190,772
Change in due to related party		(6,411)
NET CASH PROVIDED BY OPERATING ACTIVITIES		4,665,009
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(886,173)
NET CASH USED BY INVESTING ACTIVITIES		(886,173)
CASH FLOWS FROM FINANCING ACTIVITES:		
Contributions by members		298,751
Distributions to members		(5,244,396)
Payments on capital lease obligations		(11,505)
NET CASH USED BY FINANCING ACTIVITIES		(4,957,150)
NET DECREASE IN CASH		(1,178,314)
CASH BALANCE:		
Beginning of year		3,879,159
End of year	$	2,700,845
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	206

See accompanying notes.

Bowstring Advisors, LLC
(formerly known as CHILDS Advisory Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bowstring Advisors, LLC (formerly known as CHILDS Advisory Partners, LLC) (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

Cash: The Company maintains its cash deposit at a high credit quality financial institution. The balance at times may exceed federally insured limits.

Income Taxes: The Company is treated as a partnership whereby the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected.

Property and Equipment: Property and equipment is recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of five to seven years.

Revenue Recognition: Investment banking revenue is recognized when earned, which generally occurs as services are performed or upon completion of a transaction, in accordance with terms agreed upon with each client. These terms are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned on funds received from investors introduced by the Company.

Advertising: Advertising costs are expensed as incurred. Advertising expense for the year ended March 31, 2018 was approximately $200,000.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Bowstring Advisors, LLC
(formerly known as CHILDS Advisory Partners, LLC)
NOTES TO FINANCIAL STATEMENTS
March 31, 2018

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective April 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $1,563,787, which was $1,487,222 in excess of its required net capital of $76,565 and its ratio of aggregate indebtedness to net capital was .73 to 1.0.

NOTE C – RELATED PARTIES

The Company had a services agreement with an entity partially owned by its member. Under the terms of the agreement, the Company paid the related party for personnel services provided to the Company including commissions, payroll and benefit costs. The service agreement ended December 31, 2017. The amount expensed under the arrangement through December 31, 2017 was approximately $190,000.

The Company subleased a portion of its office facilities to a related party. The Company received approximately $16,000 in rent from the related party during the year ended March 31, 2018 that has been included in other revenue.

NOTE D – LEASE

The Company has a lease for office premises that expires in May 2025. The office premises lease contains periods of free rent. The deferred rent liability arises from allocation of rent payments over the term of the lease to the free rent period.

The future minimum lease payments under the office premises lease are approximately as follows for each fiscal year:

2019	$	428,000
2020		550,000
2021		612,000
2022		626,000
2023		640,000
Thereafter		1,436,000
	$	4,292,000

Rent expense for the year ended March 31, 2018 was approximately $560,000.

NOTE E – RETIREMENT PLAN

The Company has a 401k plan with a discretionary employer match. There were no employer contributions for the year ended March 31, 2018.

NOTE F – CONCENTRATION

Approximately 34% of all revenue was earned from three customers, and approximately 70% of the accounts receivable at March 31, 2018 is due from three customers.

NOTE G – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2018.

SCHEDULE I
BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2018

NET CAPITAL:

Total members' equity	$	3,542,864
Less:		
Accounts receivable, net of related commissions payable of $11,418		(627,250)
Due from related party		(10,629)
Prepaid expenses and other assets		(442,544)
Property and equipment		(898,654)
		(1,979,077)
Net capital before haircuts		1,563,787
Less haircuts		-
Net capital		1,563,787
Minimum net capital required		76,565
Excess net capital	$	1,487,222
Aggregate indebtedness (total liabilities)	$	1,148,476
Net capital requirement based on aggregate indebtedness	$	76,565
Ratio of aggregate indebtedness to net capital		.73 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2018

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as computed above.

BOWSTRING ADVISORS, LLC
(formerly known as CHILDS Advisory Partners, LLC)

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



Formerly CHILDS Advisory Partners

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

May 15, 2018

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Bowstring Advisors, LLC (formerly known as CHILDS Advisory Partners, LLC) is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended March 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: James Childs

Title: CEO

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bowstring Advisors, LLC, f.k.a CHILDS Advisory Partners, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bowstring Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bowstring Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Bowstring Advisors, LLC stated that Bowstring Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bowstring Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bowstring Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

May 29, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC